UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             National Lodging Corp.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                                    636192106
                                 (CUSIP Number)

                                Richard L. Fisher
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 752-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:

John N. Turitzin                                 Kenneth N. Musen
Battle Fowler                                    Bergman, Horowitz & Reynolds
75 East 55th Street                              157 Church Street
New York, New York  10022                        New Haven, Connecticut  06502
(212) 856-7000                                   (203) 785-1320

                                  May 16, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Chartwell Leisure Associates L.P. II
- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /X/

                                                              (b) /_/

- -------------------------------------------------------------------------------
3  SEC USE ONLY

- -------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   WC
- -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
                                                               /_/

- -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
- -------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                                   904,930
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------
                       8   SHARED VOTING POWER
                                   0
                     ----------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                                   904,930
                     ----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                   0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              904,930
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                             /X/



- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.6%
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
- -------------------------------------------------------------------------------


                                                                       Page 2
C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Chartwell Leisure Corp. II
- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /X/


                                                             (b)  /_/


- -------------------------------------------------------------------------------
3  SEC USE ONLY

- -------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   WC
- -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
                                                             /_/

- -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
- -------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                                   904,930
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------
                       8   SHARED VOTING POWER
                                   0
                     ----------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                                   904,930
                     ----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                   0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            904,930
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)                             /X/



- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.6%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
- -------------------------------------------------------------------------------


                                                                       Page 3
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




- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FSNL LLC
- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /X/


                                                             (b)   /_/


- -------------------------------------------------------------------------------
3  SEC USE ONLY

- -------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   Not applicable
- -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
                                                             /_/

- -------------------------------------------------------------------------------
6  CITIZENSHI  OR PLACE OF ORGANIZATION

   Connecticut
- -------------------------------------------------------------------------------
                       7  SOLE VOTING POWER
                                  0*
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------
                       8  SHARED VOTING POWER
                                  0
                     ----------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER
                                  01
                     ----------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                  0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0*
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                            /_/



- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0*
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
- -------------------------------------------------------------------------------

- --------
* As described in Item 6, FSNL LLC disclaims beneficial ownership of the 904,930 shares beneficially owned by Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II.

                                                                       Page 4
                            C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Saidye Rosner Bronfman Ruby Trust
- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /X/


                                                             (b)   /_/

- -------------------------------------------------------------------------------
3  SEC USE ONLY

- -------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   Not applicable
- -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut
- -------------------------------------------------------------------------------
                7        SOLE VOTING POWER
                                        0**
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                 --------------------------------------------------------------
                 8        SHARED VOTING POWER
                                  0
                 --------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER
                                  0**
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                  0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0**
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)
                                                             /_/


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0**
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
- -------------------------------------------------------------------------------

- --------
** As described in Item 6, the Ruby Trust disclaims beneficial ownership of the 904,930 shares beneficially owned by Chartwell Leisure Associates L.P. and Chartwell Leisure Corp. II.

                                                                         Page 5
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




- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


          This statement amends and supplements the Schedule 13D, dated December 20, 1995 (the "Schedul 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on January 2, 1996 on behalf of Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II with respect to the ownership of common stock, $0.01 par value ("Common Stock"), of National Lodging Corp., a Delaware corporation (the "Company"), as amended and supplemented by Amendment No. 1 to the Schedule 13D, dated January 24, 1996 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D, dated February 14, 1996 ("Amendment No. 2"), and Amendment No. 3 to the Schedule 13D, dated April 11, 1996 (Amendment No. 3", together with Amendment No. 1 and Amendment No. 2, "Amendment Nos. 1, 2, and 3"), which Amendment Nos. 1, 2, and 3 were filed with the SEC on January 26, 1996, February 20, 1996 and April 26, 1996, respectively, on behalf of Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Comet Trust.

Item 1. Security and Issuer.

          This statement relates to the common stock, $0.01 par value (the "Common Stock"), of National Lodging Corp., a Delaware corporation (the "Company") which has its principal executive offices at 605 Third Avenue, New York, New York 10158.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

          This statement is being filed on behalf of Chartwell Leisure Associates L.P. II, a limited partnership formed under the laws of Delaware ("Chartwell L.P."), Chartwell Leisure Corp. II, a Delaware corporation, which is the general partner of Chartwell L.P. ("Chartwell Corp."), FSNL LLC, a limited liability company formed under the laws of Connecticut ("FSNL"), and The Saidye Rosner Bronfman Ruby Trust, a trust formed under the laws of Connecticut ("Ruby"), which owns a majority of the membership interests in FSNL. On May 16, 1996, The Comet Trust, a trust formed under the laws of Connecticut that previously had owned a majority of the membership interests in FSNL, terminated its membership interest in FSNL, which interest was subsequently reissued by FSNL to Ruby. Chartwell L.P., Chartwell Corp., FSNL and Ruby are hereinafter sometimes collectively referred to as the "Item 2 Persons."

          Chartwell L.P. was formed on December 13, 1995 and has not engaged in any business since its creation other than that incident to its organization and its investment in the Company. The address of the principal business and principal office of Chartwell L.P. is 222 Purchase St., Suite 303, Rye, New York 10580. The limited partners of Chartwell L.P. are Larry Fisher, M. Anthony Fisher, Richard L. Fisher, Arnold Fisher, Emily Landau, Kenneth Fisher, Steven Fisher and Zachary Fisher (collectively, the "Fisher Partners"), FGT, L.P. ("FGT") and Martin L. Edelman.

          Chartwell Corp. was formed as a corporation on December 13, 1995, and has not engaged in any business since its creation other than that incident to its organization and its investment in the Company. The principal business of Chartwell Corp. is to act as the general partner of Chartwell L.P. The address of the principal business and principal office of Chartwell Corp. is 222 Purchase St., Suite 303, Rye, New York 10580. The stockholders of Chartwell Corp. are the Fisher Partners, Martin L. Edelman and Gordon P. Getty.

                                                                       Page 6
C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------



          Attached as Schedule I hereto and incorporated by reference herein is a list of each executive officer, director and stockholder of Chartwell Corp.
Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          FSNL was formed on January 18, 1996 and has not engaged in any business since its creation other than that incident to its organization and its proposed investment in the Company. The address of the principal business and principal office of FSNL is 157 Church Street, 19th Floor, New Haven, Connecticut 06510.

          FSNL is governed by a board of managers. Attached as Schedule II hereto and incorporated by reference herein is a list of each member of the board of managers of FSNL. Schedule II also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          The principal business of Ruby is engaging in private investment activities and financial management. The address of the principal business and principal office of Ruby is 157 Church Street, 19th Floor, New Haven, Connecticut 06510. The trustees of Ruby are each of the members of the board of managers of FSNL. Charles de Gunzburg is the principal beneficiary of Ruby.

          None of the Item 2 Persons and none of the executive officers, directors, stockholders, managers or trustees of the Item 2 Persons including, without limitation, the persons identified on Schedule I and Schedule II hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the executive officers, directors, stockholders, managers and trustees of the Item 2 Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          Chartwell L.P. expended $8,483,719 to purchase a total of 904,930 shares of Common Stock on December 20, 1995. The funds used in making the purchase came from the working capital of Chartwell L.P.

          Chartwell L.P. obtained the amounts it expended to purchase the Common Stock from capital contributions by its partners. Chartwell Corp. obtained its funds from sales of stock to, and capital contributions by, its stockholders. The Fisher Partners, Martin L. Edelman and Gordon P. Getty obtained their funds through personal funds. FGT obtained its funds from working capital.

          The $57 million to be used to make the Proposed Purchase described in
Item 4 below is expected to come from the working capital of Chartwell L.P., or affiliates of Chartwell L.P., and FSNL.


                                                                     Page 7
C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


          Chartwell L.P. expects to obtain its share of the funds required to make the Proposed Purchase from capital contributions by its partners. Chartwell Corp. expects to obtain the funds it requires to make its capital contribution to Chartwell L.P. from capital contributions by its stockholders.

          FSNL expects to obtain its share of the funds required to make the Proposed Purchase from capital contributions by its members.

Item 4. Purpose of Transaction

          On December 20, 1995, Chartwell L.P. purchased directly from the Company 904,930 shares of Common Stock for a purchase price of approximately $9.375 per share pursuant to a Stock Purchase Agreement, dated as of December 20, 1995 by and between the Chartwell L.P. and the Company (the "1995 Stock Purchase Agreement"). These shares were purchased by Chartwell L.P. to provide Chartwell L.P. and its general partner, Chartwell Corp., with a significant equity investment in the Company. At the present time, but subject to the Item 2 Persons' continuing evaluation of the factors noted below, Chartwell L.P. and Chartwell Corp. intend to retain such shares of Common Stock and the Item 2 Persons intend purchase additional shares of Common Stock as described below.

          On January 24, 1996, Chartwell L.P. entered into an agreement in principle providing for Chartwell L.P. and FSNL to purchase approximately 4,000,000 shares of Common Stock from the Company for a purchase price of $14.25 per share. Subsequently, on February 14, 1996, Chartwell L.P., FSNL and the Company entered into a Stock Purchase Agreement (the "1996 Purchase Agreement") whereby Chartwell L.P. agreed to purchase 2,947,369 shares of Common Stock from the Company for a purchase price of $14.25 per share and FSNL agreed to purchase 1,052,631 shares of Common Stock for a purchase price of $14.25 per share. Upon its consummation, that purchase (the "Proposed Purchase") will result in the
Item 2 Persons in the aggregate beneficially owning approximately 52% of the Company's outstanding Common Stock.

          On April 11, 1996, the Company's Board of Directors approved the terms of, and subsequently the Company entered into, an Amended and Restated Stock Purchase Agreement, dated as of March 14, 1996, by and among Chartwell L.P., FSNL LLC and the Company (the "Amended and Restated 1996 Purchase Agreement"). The Amended and Restated 1996 Purchase Agreement amends and restates the 1996 Purchase Agreement in certain respects.

          The closing of the Proposed Purchase is subject to shareholder approval at a shareholders meeting scheduled for the middle of 1996, among other conditions.

          Also on January 24, 1996, Henry R. Silverman resigned as chairman and chief executive officer of the Company, but will remain on the board of directors, and Robert S. Kingsley resigned as president and chief operating officer of the Company. Richard L. Fisher, president and one of the directors and stockholders of Chartwell Corp., was elected chairman of the board and chief executive officer of the Company and Martin L. Edelman, one of the stockholders of Chartwell Corp., was elected president of the Company. Mr. Fisher continues to serve as a director of the Company and the chairman of the executive committee of the Company's board of directors. Mr. Edelman continues to serve as a director of the Company and a member of the executive committee of the Company's board of directors.

                                                                   Page 8
C/M: 08743.0313 372058.3

- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------



          Upon the closing of the Proposed Purchase, the Item 2 Persons expect that certain current directors of the Company will resign and that persons designated by the Item 2 Persons will be elected to fill the resulting vacancies, causing designees of the Item 2 Persons to constitute a majority of the Company's directors.

          The Item 2 Persons may conclude that their best interests are served by acquiring shares of Common Stock in addition to those to be acquired in the Proposed Purchase through open market purchases or privately negotiated transactions or by issuance by the Company.

          Any decision by the Item 2 Persons to acquire shares of Common Stock in addition to those to be acquired in the Proposed Purchase will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects and profitability of the Company. At any time, the Item 2 Persons may also determine to dispose of some or all of the Company's securities depending on various similar considerations. As discussed in Item 6 below, Chartwell L.P. has agreed with the Company to certain restrictions on its ability to dispose of the 904,930 shares of Common Stock previously acquired by it.

Item 5. Interest in the Securities of the Issuer.

          (a) As of the date of this Amendment No. 4 to Schedule 13D, Chartwell L.P. beneficially owned a total of 904,930 shares of Common Stock constituting approximately 16.6% of the 5,452,320 shares of Common Stock outstanding as of March 31, 1996 according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P.

          (b) Chartwell L.P. has sole voting and, subject to the terms of the 1995 Stock Purchase Agreement discussed in Item 6 below, dispositive power with respect to the 904,930 shares of Common Stock it beneficially owns. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P. In addition, Fisher Brothers Financial and Development Company ("FBFDC") owns 2,000 shares of Common Stock. FBFDC is a limited partnership in which Larry Fisher, Zachary Fisher, Arnold Fisher, Richard L. Fisher and M. Anthony Fisher are the general and limited partners. The Item 2 Persons disclaim beneficial ownership of the shares owned by FBFDC and do not affirm the existence of a group with FBFDC with respect to those shares.

               (c)    None.

               (d)    Not applicable.

               (e)    Not applicable.


                                                                        Page 9
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




- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to the 1995 Stock Purchase Agreement, Chartwell L.P. has agreed that none of the shares of Common Stock purchased by Chartwell L.P. pursuant to the 1995 Stock Purchase Agreement (the "Shares") will be sold or otherwise transferred by it except pursuant to an effective registration statement under the Securities Act of 1933 ("Securities Act") and in compliance with any other applicable securities laws or in a sale or transfer not requiring such registration.

          The 1995 Stock Purchase Agreement also provides that for so long as Chartwell L.P. holds any of the Shares, is not able to sell such shares under paragraph (k) of Rule 144 under the Securities Act and the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company shall make and keep "adequate and current public information available" within the meaning of Rule 144 under the Securities Act and shall use its reasonable efforts to file with the Securities and Exchange Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

          The 1995 Stock Purchase Agreement also provides that for so long as Chartwell L.P. is the holder of more than 15% of the outstanding equity securities of the Company having the power to vote generally in the election of directors of the Company (a "15% Holder"), Chartwell L.P. shall have the right to have two representatives nominated to serve on the Company's board of directors. For so long as Chartwell L.P. is the holder of more than 10%, but not more than 15%, of the outstanding equity securities of the Company's having the power to vote generally in the election of directors of the Company (a "10% Holder"), Chartwell L.P. shall have the right to have one representative nominated to serve on the Company's board of directors. If Chartwell L.P. ceases to be either a 15% Holder or a 10% Holder, Chartwell L.P. shall not have the right to have any representatives serve on the Company's board of directors. The Company is required to recommend to its stockholders the election to the board of directors of each of those nominees of Chartwell L.P. and to solicit proxies in favor of the election of each of those nominees in accordance with its practice for other nominees for election to its board of directors whom the Company's board of directors recommends for election. Richard L. Fisher and Marc
E. Leland, a director of Chartwell Corp., have been elected to the Company's board of directors as nominees of Chartwell L.P. pursuant to the 1995 Stock Purchase Agreement. Richard L. Fisher has also been elected chairman of the executive committee of the Company's board of directors and Mr. Leland has been elected as a member of that committee.

          The 1995 Stock Purchase Agreement also provides that without the consent of the Company, Chartwell L.P. shall not sell, transfer, pledge or otherwise dispose of any of the Shares, except pursuant to the registration rights agreement, described below, entered into by Chartwell L.P. and the Company in connection with the 1995 Stock Purchase Agreement (the "1995 Registration Rights Agreement") or in "brokers' transactions" as that term is used in Rule 144 under the Securities Act, or as described below. If Chartwell L.P. intends to sell all, but not less than all, of the Shares held by Chartwell L.P. at any time, other than pursuant to the 1995 Registration Rights Agreement or in such a brokers' transaction, Chartwell L.P. shall notify the Company of that intention (a "Proposed Sale Notice"), and offer (the "Sale Offer") to sell those Shares to the Company at a price specified in the Proposed Sale Notice, which shall be no greater than the Fair Market Value (as defined in the 1995 Stock Purchase Agreement) of the Shares. The

                                                                        Page 10
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




- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


Company may consent to the proposed sale, withhold its consent to the proposed sale or accept the Sale Offer. If the Company consents to the proposed sale described in the Proposed Sale Notice, Chartwell L.P. may sell all, but not less than all, of the Shares held by Chartwell L.P. within sixty days after the date of the Proposed Sale Notice at a price no less than the price at which Chartwell L.P. offered to sell those Shares to the Company in the Proposed Sale Notice, provided that prior to consummating such a sale Chartwell L.P. obtains the Company's consent to the sale as described below. If Chartwell L.P. proposes to consummate a sale of the Shares after obtaining the Company's consent to a proposed sale, Chartwell L.P. shall notify the Company of the identity of the person or entity to whom Chartwell L.P. proposes to sell the Shares and Chartwell L.P. shall not consummate that sale unless it obtains the Company's consent to the sale to that proposed purchaser (a "Final Sale Consent"). The Company shall not have the right to unreasonably withhold a Final Sale Consent. If the Company withholds its consent to a proposed sale described in a Proposed Sale Notice or withholds a Final Sale Consent, Chartwell L.P. shall not be permitted to consummate the proposed sale but shall have the right to demand the registration of the sale of all of the Shares under the Securities Act pursuant to the 1995 Registration Rights Agreement.

          The 1995 Registration Rights Agreement also permits Chartwell L.P. the opportunity to register the sale of any or all of the Shares under any appropriate registration statement filed by the Company under the Securities Act.

          The foregoing summary of certain provisions of the 1995 Stock Purchase Agreement and the 1995 Registration Rights Agreement is qualified in its entirety by reference to the text of those agreements which have been previously filed as Exhibits to this Schedule 13D, respectively, and are hereby incorporated herein by reference.

          On February 14, 1996, Chartwell L.P. and FSNL entered into a Stockholders' Agreement which provides for restrictions on the transfer and voting of shares of Common Stock owned by Chartwell L.P. and FSNL. On March 14, 1996, Chartwell L.P. and FSNL LLC entered into an Amended and Restated Stockholders' Agreement that amends and restates the Stockholders' Agreement in certain respects. The Amended and Restated Stockholders' Agreement becomes effective as of the closing of the Proposed Purchase described in Item 4. Unless and until the Amended and Restated Stockholders' Agreement becomes effective, FSNL and Ruby have no voting or dispositive power with respect to the 904,930 shares of Common Stock beneficially owned by Chartwell L.P. and Chartwell Corp., and FSNL and Ruby disclaim beneficial ownership with respect to those shares of Common Stock.

          Except as set forth in Items 2, 4, and 5(c) and as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.






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CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


Item 7. Materials to be Filed as Exhibits

               Exhibit I -- Joint Filing Agreement, dated as of June 10, 1996, by and among Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Saidye Rosner Bronfman Ruby Trust.


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CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


                                                 Schedule I


Name of Individual     Present Principal Occupation

Richard L. Fisher      Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. President and director of Chartwell Corp. and stockholder of Chartwell
                       Corp.

Marc E. Leland         President of Marc E. Leland & Associates, engaged in
                       financial consulting and private investment activities.
                       Vice President and director of Chartwell Corp. Mr.
                       Leland's business address is Suite 1700, 1001 19th Street
                       North, Arlington, Virginia 22209.

Larry Fisher           Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

M. Anthony Fisher      Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

Arnold Fisher          Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

Emily Landau           Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

Kenneth Fisher         Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

Steven Fisher          Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.

Zachary Fisher         Self-employed; engaged in private investment activities,
                       financial management and real estate ownership and development, among other businesses. Stockholder of Chartwell Corp.


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- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


Gordon P. Getty        Self-employed; trustee of the Gordon P. Getty Family
                       Trust, engaged in private investment activities.
                       Stockholder of Chartwell Corp. Mr. Getty's business address is 2880 Broadway, San Francisco, California
                       94115.

Martin L. Edelman      Of Counsel to the law firm of Battle Fowler LLP, 75 East
                       55th Street, New York, New York 10022. Stockholder of
                       Chartwell Corp.


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CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


                                                 Schedule II


Name of Individual     Present Principal Occupation and Business Address

Guido Goldman          Chairman of the Board and President of First Spring
                       Corporation, engaged in financial activities. Dr. Goldman is also the Director of the Program for the Study of Germany and Europe, Minda de Gunzburg Center for European
                       Studies, Harvard University. Dr. Goldman's business address is 499 Park Avenue, 26th Floor, New York, New
                       York 10022. Manager of FSNL and trustee of Ruby.

Stanley N. Bergman     Attorney and partner in the law firm of Bergman, Horowitz
                       & Reynolds, 157 Church Street, 19th Floor, New Haven,
                       Connecticut 06510. Manager of FSNL and trustee of Ruby.

Leonard M. Nelson      Attorney and partner in the law firm of Bernstein, Shur,
                       Sawyer & Nelson, 100 Middle Street, Portland, Maine
                       04104-5029. Manager of FSNL and trustee of Ruby.



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- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------


                                                 SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996

                                    CHARTWELL LEISURE ASSOCIATES L.P. II


                                    By:  Chartwell Leisure Corp. II,
                                         as general partner


                                    By:  /s/ Richard L. Fisher
                                         Richard L. Fisher
                                         President


                                    CHARTWELL LEISURE CORP. II


                                    By:  /s/ Richard L. Fisher
                                         Richard L. Fisher
                                         President


                                    FSNL LLC


                                    By:  /s/ Leonard M. Nelson
                                         Leonard M. Nelson
                                         Manager


                                    THE SAIDYE ROSNER BRONFMAN RUBY TRUST


                                    By:  /s/ Leonard M. Nelson
                                         Leonard M. Nelson
                                         Trustee


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- --------------------------------------
CUSIP No.  636192106                           SCHEDULE 13D
- --------------------------------------

                                                Exhibit Index

Exhibit

Exhibit I -- Joint Filing Agreement, dated as of June 10, 1996, by and among Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Saidye Rosner Bronfman Ruby Trust.


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